Exhibit 99.1

FOR IMMEDIATE RELEASE

NEXSTAR BROADCASTING COMPLETES NEGOTIATION OF

TRANSACTION TERMS WITH MEDIA GENERAL

IRVING, Texas, January 7, 2016 – Nexstar Broadcasting Group, Inc. (Nasdaq: NXST) today announced that it has completed the negotiation of terms for a transaction with Media General, Inc. (NYSE:MEG) under which Nexstar would acquire Media General for $10.55 per share in cash and 0.1249 of a share of Nexstar Class A common stock for each Media General share. In addition, the terms contemplate additional consideration to Media General shareholders in the form of a contingent value right (“CVR”) for each Media General share entitling Media General shareholders to net cash proceeds as received from the sale of Media General’s spectrum in the FCC’s upcoming spectrum auction. The negotiated transaction reflects a value of $17.66 per Media General share based on Nexstar’s closing share price on January 6, 2016, plus the value of the CVR.

Nexstar looks forward to signing a definitive agreement with Media General as soon as Media General’s transaction with Meredith Corporation (NYSE: MDP) has been terminated by either party or following a Media General shareholder vote in which the Media General/Meredith transaction is not approved. Nexstar noted that the form of merger agreement between Nexstar and Media General has already been fully negotiated.

Perry Sook, Chairman, President and CEO of Nexstar, said, “We are pleased to have negotiated these transaction terms with Media General as we believe the combination would be a transformational event that enables both companies’ shareholders to participate in the near- and long-term upside of a pure-play broadcasting company with expanded audience reach, a more diversified portfolio and a significantly stronger financial profile, led by a proven broadcast and digital media management team.”

Mr. Sook continued, “We are confident that a combined Nexstar / Media General would be strongly positioned for long-term success in a dynamic and consolidating broadcast market. Specifically, the combined company would be highly attractive to programmers and advertisers alike, while the anticipated year-one synergies of $76 million and generation of over $500 million of annual free cash flow will enhance long-term shareholder returns.”

Nexstar also noted that it intends to divest the TV stations necessary to obtain FCC regulatory approval of the proposed transaction. In addition, two Media General directors would join the Nexstar Board of Directors at closing.

The negotiated transaction would not be subject to any financing condition. Nexstar has worked with banks willing to provide commitment letters for approximately $4.7 billion in financing in support of the transaction as soon as the negotiated merger agreement is executed.

Nexstar will file a Form 8-K with the Securities and Exchange Commission, which will include the form of merger agreement negotiated between Nexstar and Media General.

BofA Merrill Lynch is acting as financial advisor and Kirkland & Ellis LLP is acting as legal counsel to Nexstar in connection with the proposed transaction.

Because the Meredith-Media General merger agreement has not been terminated, there can be no assurance that any transaction with Media General will result (or the terms or timing thereof).

About Nexstar Broadcasting Group, Inc.

Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, digital and mobile media platforms. Nexstar owns, operates, programs or provides sales and other services to 107 television stations and related digital multicast signals reaching 58 markets or approximately 18.0% of all U.S. television households. Nexstar’s portfolio includes affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, Telemundo, Bounce TV, Me-TV, LATV, RTV, Estrella, This TV, Weather Nation Utah, Movies! and News/Weather. Nexstar’s community portal websites offer additional hyper-local content and verticals for consumers and advertisers, allowing audiences to choose where, when and how they access content while creating new revenue opportunities.

Pro-forma for the completion of all announced transactions Nexstar will own, operate, program or provide sales and other services to 114 television stations and related digital multicast signals reaching 59 markets or approximately 18.0% of all U.S. television households.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Contacts

Investors:

Thomas E. Carter

Chief Financial Officer

Nexstar Broadcasting Group, Inc.

(972) 373-8800

JCIR

Joseph Jaffoni/Jennifer Neuman

(212) 835-8500 or nxst@jcir.com

Innisfree M&A Incorporated

Larry Miller/Jonathan Salzberger/Scott Winter

(212) 750-5833

Media:

Sard Verbinnen & Co

George Sard/Jim Barron/Stephanie Pillersdorf/Jared Levy

(212) 687-8080